Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-3 and related Prospectus of Amira Nature Foods Ltd for the registration of debt securities, ordinary shares, preferred shares, warrants, subscription rights and units and to the incorporation by reference therein of our report dated July 29, 2017, with respect to the consolidated financial statements of Amira Nature Foods Ltd, included in its Annual Report on Form 20-F for the year ended March 31, 2017 filed with the Securities and Exchange Commission.

ASA & Associates LLP

New Delhi, India

August 2, 2017